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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 FORM 4                                                WASHINGTON, D.C. 20549
--------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    LONGER SUBJECT TO
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940
    INSTRUCTION 1(b).
(Print or Type Responses)
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
1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                    Director         X   10% Owner
   Knowledge Capital Investment Group           Franklin Covey Co. (NYSE: FC)                  ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person (Voluntary)                            -----------------  ------------------
   4200 Chase Tower West, 2200 Ross Avenue                              October-November, 1999
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   _X_Form filed by One Reporting Person
                                                                           (Month/Year)       ___Form filed by More than One
    Dallas         TX               75201                                                        Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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Common Stock, $0.05 per value       10/21/99     P              9,000      A      $7.64      6,340,872(1)         D
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Common Stock, $0.05 per value       10/22/99     P              7,000      A      $7.60      6,340,872(1)         D
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Common Stock, $0.05 per value       10/25/99     P              25,000     A      $7.77      6,340,872(1)         D
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Common Stock, $0.05 per value       10/28/99     P              12,000     A      $8.13      6,340,872(1)         D
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Common Stock, $0.05 per value       10/29/99     P              25,000     A      $8.13      6,340,872(1)         D
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Common Stock, $0.05 per value       11/1/99      P      V       25,000     A      $8.19      6,340,872(1)         D
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Common Stock, $0.05 per value       11/2/99      P      V       40,100     A      $8.31      6,340,872(1)         D
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Common Stock, $0.05 per value       11/3/99      P      V       8,500      A      $8.50      6,340,872(1)         D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (7-97)

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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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Series A Preferred                   $14.00       9/15/99     J(1)              18,750(1)             Immed.
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

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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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      Common Stock    5,491,072      -(1)      768,750       D
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Explanation of Responses:

     (1) The amount of securities beneficially owned at the end of the month includes
5,491,072 shares of Common Stock issuable upon conversion of 768,750 shares Series A
Preferred Stock, including 18,750 shares of Series A Preferred Stock issued on September 15, 1999 to the Reporting Person as a payment-in-kind dividend, and 849,800 shares of Common Stock acquired on the dates set forth in
Amendment No. 3, filed on November 15, 1999, to the Schedule 13D filed on
June 14, 1999.

     Robert A. Whitman, Donald J. McNamara and Brian Krisak, each of whom is a principal of the private investment firm that sponsors the Reporting Person, are members of the
Board of Directors of the Company and may be deemed to beneficially own the securities of the Company held by the Reporting Person. Mr. Whitman, Mr. McNamara and Mr. Krisak each expressly disclaims any beneficial ownership of such securities.




                                                                               By: /s/ Kym Irvin
                                                                                  -----------------------------------
**Intentional misstatements or omissions of facts constitute                        **Signature of Reporting Person
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).      Dated  November 15, 1999

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the a form displays a currently vialid OMB Number.

                                                                                                                              Page 2
                                                                                                                     SEC 1474 (7-97)
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